Exhibit 99.4

FORM OF AMENDMENT TO WARRANT

This Amendment to Warrant (this “Amendment”) is made as of November 18, 2024 by and between Golden Heaven Group Holdings Ltd., a company organized under the laws of Cayman Islands (the “Company”) and [Name of Holder] (the “Holder”).

WHEREAS, the Company issued a warrant to the Holder dated as of [Date] (the “Warrant”) pursuant to which the Holder is entitled to purchase from the Company [Number of Shares] Class A Ordinary Shares of the Company;

WHEREAS, on September 19, 2024, the Company completed a share consolidation at the ratio of 1:50 (the “Share Consolidation”) and the number of Class A Ordinary Shares under the Warrant shall be automatically adjusted to be [Number of Shares] after the Share Consolidation;

WHEREAS, the Company and the Holder desire to decrease the exercise price under the Warrant to reflect prevailing market price of Class A Ordinary Shares of the Company and to facilitate additional fundraising by the Company; and

WHEREAS, the Company and the Holder wish to amend the Warrant as set forth herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. All terms used and not defined herein shall have the same meanings as set forth in the Warrant.

2. The second paragraph of the Warrant shall be amended and restated to read in its entirety as follows:

“Holder may purchase the afore-mentioned number of shares of Warrant Stock of the Company at a purchase price per share (as appropriately adjusted pursuant to Section 7 hereof) of $1.386 (the “Exercise Price”). The term “Class A Ordinary Stock” shall mean the Class A Ordinary Shares of the Company, together with any other equity securities that may be issued by the Company in addition thereto or in substitution therefor as provided herein.”

3. Notwithstanding anything to the contrary in the Warrant, the Holder shall exercise the Warrant in whole simultaneously with execution and delivery of this Amendment by the parties hereto, by executing and delivering the purchase form, in the form of Exhibit A attached hereto.

4. The terms and provisions of the Warrant shall remain in full force and effect except as specifically amended or modified by this Amendment.

5. The provisions of this Amendment may be amended only with the written consent of the Company and the Holder.

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IN WITNESS WHEREOF, the Parties hereto have caused this Amendment to be signed on the date and year first above written.

Company:

Golden Heaven Group Holdings Ltd.

By:
Name:
Title:

Holder:

[Name of Holder]

By:
Name:
Title:

Signature Page to Amendment to Warrant

Exhibit A

Purchase Form

Dated         ,

The undersigned hereby irrevocably elects to exercise the within Warrant to purchase                      Class A Ordinary Shares of par value of US$0.005 each and hereby makes payment of $                        in payment of the exercise price thereof, together with all applicable transfer taxes, if any.

In exercising its rights to purchase _____________ Class A Ordinary Shares of par value of US$0.005 each of GOLDEN HEAVEN GROUP HOLDINGS LTD., the undersigned hereby confirms and acknowledges the investment representations and warranties made in Section 12 of the Warrant.

Please issue a certificate or certificates representing said ___________ Class A Ordinary Shares in the name of the undersigned or in such other name as is specified below.

(Name)

(Address)

Holder:

By:

Print Name: